Integrated Freight Corporation
42 Lake Avenue Extension - Box 208
Danbury, Connecticut  06811
(203) 628-7142

April 26, 2016

Ms. Lyn Shenk
Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:          Integrated Freight Corporation
Form 10-K for Fiscal Year Ended March 31, 2015
Filed July 14, 2015
File No. 000-14273

Dear Ms. Shenk:

This letter is in response to your comment letter to the Company dated February 29, 2016.  The Company filed a Form 8-K dated March 4, 2016 related to the Commission’s sanctioning of DKM CPAs and its resignation on July 10, 2015 as our independent auditor as well as the engagement of Stevenson & Company CPAs LLC as our new independent auditor.

Comment 1 response:  The Company hired Stevenson & Company CPAs LLC as its independent auditors subsequent to the resignation of DKM CPAs on July 10, 2015.  The Stevenson engagement is for the fiscal years ending March 31, 2014, 2015, and 2016.

Item 7.01 Regulation FD Disclosure.

On March 4, 2016, we issued a press release regarding our engagement of Stevenson & Company CPAs LLC as our independent auditor and the termination of the privilege of our former independent auditor, DKM Certified Public Accountants, to practice before the Commission.

Comment 2 response:  Item 4.01 of Form 8-K dated March 4, 2016 discloses that the prior audit firm, DKM CPAs, has been suspended from practice before the Commission.

Item 4.01 Changes in Registrant's Certifying Accountant.

On December 10, 2015, the Commission entered an administrative order denying DKM Certified Public Accountants of Clearwater, Florida, the privilege of practicing before the Commission as an accountant. DKM Certified Public Accountants was our independent audit firm for our fiscal years ended March 31, 2013 and 2014. DKM Certified Public Accountants resigned as our independent audit firm on July 10, 2015.

Comment 3 response:  Stevenson & Company CPAs, our new independent auditors, has been engaged and is in the process of re-auditing the Company’s FY2014 financial results as well as an audit of the FY2015 and FY2016 financials.  Presently the Company management is not aware of any expected or possible changes to the FY2014 or FY2015 reports due to the new independent auditor.  We will properly and completely state in the FY2015 10-K filings the proper application of the 1992 or 2013 COSO framework, pursuant to Item 308(a)(2) of Regulation S-K.

Acknowledgments:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

David N. Fuselier
Chief Executive Officer